Exhibit 99.1

SCAILEX CORPORATION LTD. (“The Company”)

16 Shenkar Street (Entrance B), P.O.B. 12423, Herzliya Pituah 46733 Israel
Telephone: + 972-9-9610900 — Fax: + 972-9-9610912

December 4, 2007

Securities Authority	The Tel-Aviv Stock Exchange Ltd.
22 Kanfei Nesharim Street	54 Ehad Ha'am Street
Jerusalem 95464 Israel	Tel-Aviv 65202 Israel
(via Magna)	(via Magna)

Dear Mr./Ms.,

Re: Immediate Report of an event or matter
other than during the ordinary course business of the corporation
[Regulation 36(a) of the Securities Regulations
(Immediate and Periodic Reports), 5730 – 1970]

In accordance with an agreement from 2005 for the sale of a majority of the assets and operations of Scailex Vision (Tel-Aviv) Ltd. (“Scailex Vision”), a subsidiary of the Company, to the Hewlett Packard Company (“HP”), the sum of USD 23 million was deposited with a trustee (“the Trust Account”) to secure HP’s rights to indemnification until December 3, 2007 (“the claim Period”).

The total of the claims submitted to the trustee until December 3, 2007, the deadline for submitting claims in accordance with the said sale agreement, is approximately USD 15.75 million, including in respect of causes pertaining to environmental quality and other related issues, as well as claims relating to commercial aspects of Scailex Vision’s businesses.

Shortly prior to the expiration of the claim Period, HP authorized the trustee to release to Scailex Vision the excess sum after deducting the total of the claims, and this balance, totaling USD 8.7 million (principal and interest, net of withholding tax) was received in Scailex Vision’s bank account. The said total of the claims (USD 15.75 million) shall remain in the Trust Account until the clarifications of the claims have been fully concluded.

The Company has allocated a provision of USD 9.8 million to cover the claims, and currently, is not recognizing interest income received, at the sum of approximately USD 1.9 million. The Company is continuing to examine and clarify all causes of the claims, and, at this stage, assesses that the provisions allocated to cover these claims are sufficient and that all that stated above is not expected to affect Scailex Vision’s equity or the results of its operations, including the Company.

It is emphasized that that stated above includes, inter alia, forward-looking information, as this term is defined in the Securities Act, 5728 – 1968. At this stage, there is no assurance that the Company’s provisions are sufficient, or that the claims will not have further ramifications on the Company’s equity and financial results.

Sincerely, Scailex Corporation Ltd.